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                                                                    Exhibit 99.1


                                  NEWS RELEASE

                CORRECTIONAL PROPERTIES TRUST COMMENTS ON PENDING
              MERGER OF THE WACKENHUT CORPORATION AND GROUP 4 FALCK

Palm Beach Gardens, FL - March 11, 2002 -- Correctional Properties Trust (NYSE:
CPV), a real estate investment trust (REIT), today reported that The Wackenhut Corporation (NYSE:WAK), which is the parent company of Wackenhut Corrections Corporation (NYSE:WHC), has signed a definitive merger agreement with Group 4 Falck, a multinational security and corrective services company, headquartered in Copenhagen, Denmark, which is publicly traded on the Copenhagen Exchange. Group 4 Falck currently has activities in more than 50 countries with over 140,000 employees, and annual revenue of approximately $2.5 billion. This activity includes the operation of private prisons in the United Kingdom, Australia and South Africa, totaling 6,743 beds. Wackenhut Corrections Corporation, which is 57% owned by The Wackenhut Corporation, will continue to be traded on the New York Stock Exchange following the proposed merger.

Correctional Properties Trust currently leases eleven correctional facilities to Wackenhut Corrections Corporation under long-term, triple-net leases. The terms and conditions of these non-cancelable leases will remain unchanged as a result of the merger. The average remaining life on these eleven leases is approximately 6.5 years.

Charles R. Jones, President and Chief Executive Officer said, "Our primary lessee is being indirectly acquired by a well capitalized, highly profitable, multinational corporation. The leases and the Right To Purchase Agreement between our Company and Wackenhut Corrections Corporation, which are non cancelable, will not change as a result of this transaction."

For further information and details on the proposed merger, interested parties are encouraged to read news releases and Securities and Exchange Commission filings of The Wackenhut Corporation, and Wackenhut Corrections Corporation.

Charles R. Jones will participate in the Salomon Smith Barney 2002 REIT CEO Conference, being held from March 17 to 20, 2002. He is scheduled to make a presentation on March 20, 2002 at 9:30 a.m., ET. The presentation will be webcast live. Investors wishing to view the broadcast live, or during the following 30-day archive period are invited to do so at http://www.veracast.com/ssb/2002/reit/74303355.cfm.

Correctional Properties Trust, based in Palm Beach Gardens, Florida, was formed in February 1998, to capitalize on the growing trend toward privatization in the corrections industry. Correctional Properties Trust is dedicated to ownership of correctional facilities under long-term, triple-net leases without occupancy risk or development risk.

Correctional Properties Trust currently owns 13 correctional facilities in nine states, all of which are leased, with an aggregate initial design capacity of 7,282 beds.

This press release contains forward-looking statements regarding future events and future performance of the Company that involve risk and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time to time with the Securities and Exchange Commission for a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Forms 10-Q, Registration Statement on Form S-11 and Form 8-K reports.

Contact:  Correctional Properties Trust (561) 630-6336